SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of January, 2004

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                   RYANAIR ANNOUNCES PASSENGER GROWTH OF
                            53% FOR DECEMBER 2003

The following are Ryanair's passenger and internet statistics for December 2003.


                                    December    December     Rolling 12 months
                                      2002        2003      ended 31st Dec. 2003

Passengers (1)                     1,307,452   2,006,544        21,372,091
Load Factor (2)                        85%         83%             82%
Internet Sales Percentage (3)          94%         96%             95%



(1) Represents the number of earned seats flown by Ryanair. Earned seats include seats that are flown whether or not the passenger turns up because once a flight has departed a no-show customer is not entitled to change flights or seek a refund.

(2) Represents the number of passengers as a proportion of the number of seats available for passengers.

(3) Represents the number of initial seat sales sold via the Ryanair internet site as a percentage of total initial seat sales. Initial seat sales exclude changed and amended seat sales.

                                      ENDS

                                                                7th January 2004


For further information please contact:

Pauline McAlester, Murray Consultants:  +353 1 4980300
Paul Fitzsimmons,  Ryanair:             +353 1 8121228



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  7 January 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director